EXHIBIT 99.3

WORLD GAMING PLC

A.	Instructions

1. A proxy need not be a member of the Company. If you wish to appoint someone other than the chairman of the meeting as your proxy delete the reference to the chairman and insert in block letters the name of the person you wish to appoint in the space provided and initial the alteration.

2. The form of proxy shall:

(a) in the case of an individual be signed by the appointor or by his attorney; and

(b) in the case of a corporation be either given under its common seal or signed on its behalf by an attorney or a duly authorised officer of the corporation.

The signature on such instrument need not be witnessed.

3. Please indicate with an “X” in the appropriate boxes how you wish your proxy to vote. The proxy will exercise his discretion as to whether he votes and if so how:

(a) if the proxy form is returned without an indication as to how the proxy shall vote on any particular matter;

(b) if there is a proper amendment to a resolution listed on the form of proxy; or

(c) if there is a proper procedural resolution listed on the form of proxy.

4. Any alterations made in the form of proxy should be initialed.

5. This proxy must be received by the Depository, Continental Stock Transfer and Trust Company, not later than 12:00pm New York time on April 1, 2005 in order to be tallied and forwarded to be received by the registered office not less than 48 hours before the time appointed for the meeting (after which time any proxy received will not be valid) together with, if appropriate and failing previous registration with the Company, the power of attorney under which the form of proxy is signed (or a notarially certified or office copy thereof).

6. A proxy is not entitled to vote on a show of hands, only on a poll.

7. Completion and return of a form of proxy will not prevent a holder of ADRs from attending and voting at the meeting should he subsequently decide to do so.

V FOLD AND DETACH HERE AND READ THE REVERSE SIDE V

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PROXY

WORLD GAMING PLC

Instructions from Holder to be sent to Continental Stock Transfer and Trust Company, as Depository

(Must be received by the Depository not later than 12:00 Noon New York time on April 1, 2005)

The undersigned Holder of American Depositary Receipts (“ADRs”) of World Gaming PLC (the “Company”) hereby instructs Continental Stock Transfer and Trust Company, as Depository to register this form of proxy with the Chairman of the Meeting and having done so appoints said Chairman with full power of substitution, as proxy of the undersigned, to attend the Extraordinary General Meeting to be held at the offices of Reed Smith LLP at Minerva House, 5 Montague Close, London, SE1 9BB, England on April 7, 2005 at 10am, local time, and at all adjournments thereof, and to vote as indicated on the reverse side of this proxy card the equivalent number of ordinary shares in the outstanding capital of the Company represented by such ADR(s) of the Company registered in the name of the undersigned on the books of the Depository at the close of business on the record date, March 9, 2005.

Name of Alternate Appointee: ____________________to act as my/our proxy to vote as directed on my/our behalf at the above referenced meeting.

(Continued, and to be marked, dated and signed, on the other side)

WORLD GAMING PLC

Voting by telephone or Internet is quick, easy and immediate. As a World Gaming PLC ADR holder, you have the option of voting your ADRs electronically through the Internet or on the telephone, eliminating the need to return the proxy card. Your electronic vote authorizes the named proxies to vote your ADRs in the same manner as if you marked, signed, dated and returned the proxy card. Votes submitted electronically over the Internet or by telephone must be received by 8:00 p.m. Eastern time, March 31, 2005.

To Vote Your Proxy by Internet

www.continentalstock.com

Have your proxy card available when you access the above website. Follow the prompts to vote your shares. You will need to refer to the “Company ID, Proxy Number and Account Number” located at the bottom right corner of this page. This option is recommended for all ADR holders, especially those that do not reside within the U.S.!

To Vote Your Proxy by Phone

1 (866) 894-0537

Use any touch-tone telephone to vote your proxy. Have your proxy card available when you call. Follow the voting instructions to vote your ADRs. You will need to refer to the “Company ID, Proxy Number and Account Number” located at the bottom right corner of this page. This option is only available to ADR holders that reside in the U.S.!

***PLEASE DO NOT RETURN THE PROXY CARD BELOW IF YOU ARE VOTING ELECTRONICALLY OR BY PHONE***

To Vote Your Proxy by Mail

Mark, sign and date your proxy card above, detach it and return it in the postage-paid envelope provided

V FOLD AND DETACH HERE. PLEASE READ THE REVERSE SIDE V

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THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.	Please mark your [ X ]
THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS	votes like this

INDICATED, WILL BE VOTED OR WITHHELD IN THE PROXY’S DISCRETION.

Please mark here if you plan to attend the meeting [    ]

	FOR	AGAINST
1. Resolution to re-classify “SB Shares”	[ ]	[	]

2. Disapplication of statutory pre-emption rights	[	]	[	]

3. Amendment of Articles of Association	[	]	[	]

COMPANY ID:

PROXY NUMBER:

ACCOUNT NUMBER:

Signature__________________________________Signature_________________________________Date_______________________________

NOTE: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.